VIA EDGAR

April 5, 2011

Mr. Rufus Decker
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Correspondence from you dated March 15, 2011 concerning Landec Corporation
Form 10-K for the Fiscal Year Ended May 30, 2010
Filed August 13, 2010
Forms 10-Q for the Fiscal Quarters Ended August 29, 2010 and November 28, 2010 Form 8-K Filed February 18, 2011
File No. 0-27446

Ladies and Gentlemen:

On behalf of Landec Corporation (“Landec” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the  Securities and Exchange Commission (the “Commission”) by letter dated March 15, 2011 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended May 30, 2010; filed on August 13, 2010, the Company’s Quarterly Reports on Form 10-Q for the Fiscal Quarters ended August 29, 2010 and November 28, 2010 and the Company’s Current Report on Form 8-K filed on February 18, 2011.  The numbering of the paragraphs below corresponds to the numbering of the comments which we have incorporated into this response letter.

Form 10-K for the Fiscal Year Ended May 30, 2010

Consolidated Statements of Changes in Stockholders’ Equity, page 56

1.
Comment:  We note your response to comment 9 in our letter dated February 24, 2011, in which you state that you will provide the disclosures required by ASC 810-10-50-1A beginning with your May 29, 2011 Form 10-K. Based on the guidance in ASC 810-10-65-1, it is unclear why you would not revise your presentation of the statement of changes in stockholders’ equity or provide the disclosures in the corresponding footnotes beginning with your February 27, 2011 Form 10Q. Please advise.

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
April 5, 2011

Response:  In addition to the Company’s current disclosure in the consolidated balance sheets and consolidated statements of income, the Company will further include a reconciliation at the beginning and the end of the period of the carrying amount of total equity, equity attributable to the parent, and equity attributable to the noncontrolling interest in future filings beginning with the Company’s Form 10Q for the period ended February 27, 2011.

2.  Acquisition of Lifecore Biomedical, Inc. page 71

2.	Comment: We note your response to comment 11 in our letter dated February 24, 2011. We have the following additional concerns as it relates to Lifecore’s technology and license agreement:

•	You state that there are no aspects of the manufacturing process that are subject to patent protection, as such you intend to remove “proprietary” from your disclosures in future filings.

o
It is unclear why patent protection for the technology is the only consideration for recognition of an identifiable intangible asset. In this regard, ASC 805-20-55-38 notes that unpatented technology is a technology-based intangible asset and is separable.  Please also refer to ASC 805-20-55-12.  Further, we note your disclosure on page 4 that states, “The Company has two proprietary polymer technology platforms: 1)Intelimer® polymers, and 2)Hyaluronan (“HA”) biopolymers.  The Company’s proprietary polymer technologies are the foundation, and a key differentiating advantage, upon which Landec has built its business.” On page 17, you state, “Until the introduction of Lifecore’s medical grade hyaluronan, the only commercial source for medical hyaluronan was through a process of extraction from rooster combs.  Please provide us with a more comprehensive explanation as to how you determined Lifecore’s “proprietary fermentation process in manufacture premium, pharmaceutical-grade hyaluronan, and proprietary aseptic filling capabilities” are not identifiable intangible assets that should be separately recognized as an asset.  As part of your response, please clarify for us with a view toward future disclosure what consideration you gave to Lifecore’s technology when deciding whether or not Lifecore was an appropriate acquisition.

o
Your characterization of Lifecore’s technology in your letter dated March 10, 2011, and your May 30, 2010 Form 10-K differ significantly.  In this regard, we note that you referred to Lifecore’s technology as being proprietary ten different times throughout the Business section of your Form 10-K.  As such, please tell us how you intend to clarify to investors this potential mis-communication of the nature of Lifecore’s technology and its significance to your business.  Considering the frequency in which you characterize Lifecore’s technology as proprietary, we are concerned that simply removing the term “proprietary” will not sufficiently clarify to investors the nature and significance of the acquired Lifecore technology.

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
April 5, 2011

•
You state that in connection with the acquisition, you and Lifecore’s management decided to change the focus of the arrangement with Cleveland Clinic Foundation (CCF) and that it is unlikely any value would come from the license.  These statements appear contradictory to the disclosures you have made on pages 11 and 13 of the May 30, 2010 Form 10K.  The disclosures in the Form 10-K appear to communicate to investors that you intend to derive future revenues from the world-wide exclusive license and development agreement with CCF.  We also note that the development activity associated with the license and agreement is expected to be conducted over several years.  Please provide us with a comprehensive explanation for the potential contradiction between your March 10, 2011 response letter and your May 30, 2010 Form 10-K disclosures.  Please also provide us with more comprehensive explanation as to how you determined identifiable intangible assets should not be recognized for the license and development agreement.

Response:

Manufacturing Process

The Company’s proposal in response to comment 11 in the Staff’s letter dated February 24, 2011 to remove the “proprietary” language from all future filings was an attempt to be responsive to the Staff’s concerns regarding the characterization of Lifecore’s manufacturing processes. The use of the word proprietary was not intended to infer that Lifecore’s manufacturing processes were subject to a patent or that Lifecore’s standard manufacturing processes or technology were deemed to have significant value to a market participant or the Company at the time of acquisition. However, the Company continues to believe that characterizing certain aspects of Lifecore’s business as “proprietary” in future filings is an appropriate descriptor. To further clarify, and assist the Staff in understanding the basis for our decision to utilize the term proprietary, we offer the following information and background about the Lifecore business.

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
April 5, 2011

In the early 1980’s, Lifecore developed the bacterial fermentation process to manufacture premium pharmaceutical-grade hyaluronan, and received patent protection in 1985. At that time, the only other source of medical grade hyaluronan to the best of our knowledge was through a rooster comb extraction process. Beginning in the mid-1990’s, Lifecore developed its capability to aseptically fill syringes with a viscous solution in a bubble-free fashion; an important consideration in the use of ophthalmic products. Lifecore’s fermentation process patent expired in 2002. From the mid-1980’s through the expiration of Lifecore’s patent in 2002, several other companies successfully produced hyaluronan either from a fermentation process not covered under Lifecore’s patent or from rooster comb extraction. Today, in addition to Lifecore, the Company is aware of at least nine other worldwide companies that manufacture and sell hyaluronan offerings from either fermentation or rooster comb extraction for use in ophthalmic and orthopedic applications. Lifecore’s market share in the supply of premium, pharmaceutical-grade hyaluronan is approximately 30%.

As described in further detail on pages 19 through 21 of our fiscal year 2010 Form 10-K filing, hyaluronan (HA) is subject to extensive regulatory specifications required to obtain the necessary Food and Drug Administration (FDA) approvals. HA is utilized as an ingredient in medical devices that require further approval by the FDA. As a result, HA production, whether manufactured by Lifecore or one of its competitors, is subject to stringent regulatory standards and requires not only specialized facilities, such as clean rooms, but also the ability to consistently manufacture product that has been approved within the FDA’s strict product specific standards.

Lifecore’s HA production efforts consist of two key elements; development of customer specific HA and the manufacturing of the customer and/or FDA approved HA for use in customer end product medical devices. The process of formulating HA for each of Lifecore’s customers involves a highly collaborative effort between Lifecore and its customers in which the customer directs the development of the HA to meet their specific technical requirements. The process also includes clinical trials and management of the FDA requirements necessary for the inclusion of Lifecore’s HA in the customer’s medical devices. It is this HA development effort that we consider to be proprietary, because by definition it is unique and the underlying formulations and details of the process and product are not made public. Once the HA is developed for a specific customer, which is the premium, pharmaceutical-grade hyaluronan mentioned in our Form 10-K, the ongoing manufacturing process entails a standard set of processes that are generally consistent with those utilized by all fermentation-based hyaluronan manufacturers.

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
April 5, 2011

As mentioned above, there are relatively few HA manufacturers in the worldwide market. This is driven by two factors: 1) there are relatively few companies that utilize HA for medical purposes, the majority of which use a single supplier due to the related regulatory environment, and 2) there is a high barrier to entry into the HA manufacturing industry. A high barrier to entry exists because changing of HA suppliers is rare. Changing of HA suppliers would require a new FDA approval process, which would involve significant time, cost and regulatory risks associated with re-commencement of collaborative development efforts on the part of the HA buyer.

Over the past several decades, Lifecore has consistently demonstrated an ability to efficiently navigate the regulatory process associated with the development of FDA approved HA and consistently manufactured premium pharmaceutical-grade HA to meet customer specific needs.

The Company acquired Lifecore to expand its business into the medical industry, which is characterized by higher growth opportunities and profitability. While the fact that Landec and Lifecore both make polymers gives rise to the possibility of future synergistic applications, at the time of acquisition there were no apparent applications that combined the two technologies or manufacturing processes. Further, the Company believes that a market participant would ascribe value to Lifecore as further discussed below.

At the time of Lifecore’s acquisition, the Company consulted ASC 805-20 in connection with its purchase accounting for Lifecore, including the separability criteria therein. Paragraph 805-20-25-10 establishes that an intangible asset is identifiable if it meets either the separability criterion or the contractual-legal criterion.

The Company considered whether the manufacturing process was a separately identifiable intangible asset as follows:

•	Lifecore’s manufacturing process does not meet the contractual-legal criterion because it is not subject to patents or patented technology.
•	We did conclude, however, that the manufacturing process was separable as defined and clarified by ASC 805-20-55-5b.

“An acquiree owns a registered trademark and documented but unpatented technical expertise used to manufacture the trademarked product. To transfer ownership of a trademark, the owner is also required to transfer everything else necessary for the new owner to produce a product or service indistinguishable from that produced by the former owner. Because the unpatented technical expertise must be separated from the acquiree or combined entity and sold if the related trademark is sold, it meets the separability criterion.”

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
April 5, 2011

As the process used to manufacture Lifecore’s HA was deemed separable, the Company considered the value of the manufacturing process in allocating the purchase price. The Company concluded that there was nominal value to a market participant associated with the manufacturing process itself based upon the following:

•
Once an HA product has cleared FDA approval, the manufacturing process is subject to standard processes that are not dissimilar to those utilized by all fermentation-based HA manufacturers. The specific processes utilized by an HA producer to develop HA to meet its customer’s specific needs and FDA requirements are not unique beyond the technical requirements of the user and FDA. This is evidenced by the fact that Lifecore has current competitors that are able to develop and manufacture premium pharmaceutical-grade HA to meet the needs of users similar to Lifecore’s customer. As a result, the Company concluded that a market participant would not place significant value on Lifecore’s standard manufacturing processes.

•
The Company concluded that a market participant would attribute the value of Lifecore to its long-term customer relationships (and the related high “switching costs”), its pre-eminent name recognition in the industry and its well-trained and experienced workforce, which gives Lifecore the ability to efficiently and consistently navigate the regulatory requirements associated with developing HA to meet its customers’ needs and related high regulatory standards.

The Company concluded that there was value in Lifecore’s customer relationships and recognized a separate intangible assets for those relationships in purchase accounting. The basis of the value of Lifecore’s customer relationships was associated with: 1) Lifecore’s ability to develop customer specific HA products, in collaboration and at the direction of its customers, as described above, and 2) Lifecore’s ability to maintain consistently high standards in the manufacturing of hyaluronan which had fostered long-term customer relationships, some of which have extended more than 25 years. Lifecore’s ability to consistently produce premium pharmaceutical-grade hyaluronan to meet each customer’s specific needs, and the relatively rare loss of a customer as described above, were contemplated in estimating the value of Lifecore’s customer base at the time of acquisition.

At the acquisition date, Lifecore had a well established customer base for which customer specific and FDA approved HA products had already been developed. Today, Lifecore’s customer base remains consistent with the customer base at acquisition. Lifecore continues to conduct development efforts with each of its customers under which technical modifications are made to existing products or processes to meet changing customer specific needs. Such work can also lead to new products or processes that are utilized by the specific customer for which the technical modifications were being conducted.

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
April 5, 2011

The Company also attributed value to Lifecore’s trade names, workforce in place, which was subsumed into goodwill, inventory, which was stepped-up to reflect current market value, and fixed assets, which were reported at fair value based upon a third-party appraisal, at the time of acquisition. As described above, the ability to navigate the regulatory environment and consistently meet stringent quality standards required for the production of HA is a critical aspect of any HA manufacturer. Lifecore’s ability to do this lies in its highly skilled workforce, which over the years prior to acquisition, developed the ability to efficiently manage the regulatory process and meet its customers’ specific needs. The experience and technical abilities of Lifecore’s workforce allows Lifecore to be highly competitive on price and to gain the confidence of the HA buyer market.

 In future filings, the Company will clarify the proprietary nature of Lifecore's customer specific HA products.

Following are extracts from the Company’s fiscal 2010 Form 10K demonstrating the modifications that the Company intends to incorporate in response to the Staff’s comments.

Corporate Overview, page 4

Landec Corporation and its subsidiaries (“Landec” or the “Company”) design, develop, manufacture and sell polymer products for food and agricultural products, medical devices and licensed partner applications that incorporate Landec’s patented polymer technologies. The Company has two proprietary polymer technology platforms:  1) Intelimer® polymers, and 2) Hyaluronan (“HA”) biopolymers. The Company’s HA biopolymers are proprietary in that they are specially formulated for specific customers to meet strict regulatory requirements. The Company’s polymer technologies, along with its customer relationships and trade name, are the foundation, and key differentiating advantage~~,~~ upon which Landec has built its business.

Our newly acquired wholly-owned subsidiary, Lifecore, operates our Hyaluronan-based Biomaterials business and is principally involved in the development and manufacture of products utilizing hyaluronan, a naturally occurring polysaccharide that is widely distributed in the extracellular matrix of connective tissues in both animals and humans. Lifecore’s products are primarily sold to three medical segments: (1) Ophthalmic, (2) Orthopedic and (3) Veterinary. Lifecore also supplies hyaluronan to customers pursuing other medical applications, such as aesthetic surgery, medical device coatings, tissue engineering and pharmaceuticals. Lifecore leverages its fermentation process to manufacture premium, pharmaceutical-grade hyaluronan, and its aseptic filling capabilities to deliver proprietary HA finished goods to its customers. Lifecore also manufactures and sells its own HA-based finished goods. Lifecore is known in the medical segments as a premium supplier of HA. Its name recognition allows Lifecore to acquire new customers and sell new products with only a small marketing or sales capability.

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
April 5, 2011

Manufacturing and Processing, Hyaluronan-based Biomaterials Business, page 17

Lifecore produces its hyaluronan through a bacterial fermentation process. In the early 1980’s, Lifecore introduced the bacterial fermentation process to manufacture premium pharmaceutical-grade hyaluronan, and received patent protection in 1985. Lifecore’s fermentation process patent expired in 2002. Previously, medical-grade hyaluronan was commercially available through an extraction process from rooster combs. Lifecore believes that the fermentation manufacturing approach is superior to rooster comb extraction because of greater efficiency and flexibility, a more favorable long-term regulatory environment, and better economies of scale in producing large commercial quantities.

The FDA periodically inspects the Company’s manufacturing systems and requires conformance to the FDA’s Quality Systems Regulations (“QSR”). In addition, Lifecore’s corporate partners conduct intensive quality audits of the facility and its operations. Lifecore also periodically contracts with independent regulatory consultants to conduct audits of its operations. As a result, similar to other manufacturers of HA subject to regulatory and customer specific requirements, the Company’s facility was designed to meet applicable regulatory requirements and has been cleared for the manufacture of both device and pharmaceutical products. The Company maintains a Quality System which assures conformance to all applicable current standards (21 CFR820, 21 CFR210-211, ISO 13485:2003, 93/42/EEC, and Canadian Medical Device Regulation: 1998). These approvals represent international symbols of quality system assurance and compliance with applicable European Medical Device Directives, which greatly assist in the marketing of Lifecore’s products in the European Union.

License with CCF

Lifecore was interested in developing a product for use in the dermal filler market. Traditional HA solutions did not provide sufficient residence time to be effective, i.e., the body degraded the HA too quickly. Cross-linking provides a means to make the HA last longer. As a result, Lifecore licensed HA cross-linking hydrogel technology from Cleveland Clinic Foundation (‘CCF’) in 2007 for the purpose of attempting to develop new products in various medical applications. In addition to an aesthetic product, Lifecore believed that the CCF cross-linking technology could contribute to the development of an orthopedic viscosupplement as well.

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
April 5, 2011

Prior to the acquisition, Lifecore had spent approximately $2.5 million over a three-year period in an attempt to identify potential commercial products with no success. Lifecore had also been unsuccessful in attracting interest from prospective partners to underwrite the development of potential new products using the licensed CCF technology. In fact, prior to the Company’s acquisition of Lifecore, Lifecore had approached over 30 potential partners in seven separate medical fields and none of these companies expressed any interest in participating in the development of this technology. After having the license for nearly four years, Lifecore has still not identified any commercially feasible applications from the licensed CCF technology.  With no applications or business partners to participate in the development of the technology, the Company concluded, at the time of acquisition, that a market participant (i.e. other HA providers) would ascribe no value to the technology. As such, the Company did not believe that it would be appropriate to assign a value to the license with CCF at the time of the acquisition. While Lifecore has continued to investigate potential applications of the CCF technology, at the time of acquisition, and ongoing, development activities have been insignificant due to the lack of commercially viable options.

In describing the potential value of Lifecore’s license arrangement with CCF, it was not the Company’s intent to imply that there was more than a nominal value to the CCF arrangement. The Company has been proactive in pursuing opportunities to license its patented Intelimer® polymer technology. With the acquisition of Lifecore, it is also the Company’s intent to explore opportunities to license Lifecore’s hyaluronan polymer-related technology. As a result, the disclosures related to the CCF license in our fiscal 2010 Form 10K were intended to provide a reader with an example of the type of license arrangement that we may execute in the future. Of course, because the CCF licensing fees had been paid at the time of Lifecore’s acquisition, the Company did not plan to terminate the license and intended to explore whether it could exploit the license arrangement to develop commercially viable uses of the technology. The Company however recognized that significant effort and resources would be required (by us or any other market participant) over several years to determine if there were any useful applications. Additionally, based upon the extensive unsuccessful efforts of Lifecore prior to its acquisition to generate applications under the license arrangement, the Company concluded that there was only a nominal value to a market participant of the existing license arrangement.

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
April 5, 2011

Accordingly, the Company would propose to change the language which appears on pages 11 and 13 of its Form 10-K in its future filings to read as follows:

“License hyaluronan technology from third parties. Lifecore currently has no commercial products using cross-linking technology. In 2007, Lifecore entered into a world-wide exclusive license and development agreement with the Cleveland Clinic Foundation to develop and commercialize hyaluronan-based products and related applications. The license is for patented hyaluronan-based cross-linking technology, CorgelTM Biohydrogel products, that can be used for products in aesthetics, orthopedics, ophthalmology and other medical fields. Lifecore has not yet identified any potential commercial products for this technology; however Landec will continue to investigate potential applications.”

“In addition, since 2007, Lifecore has licensed a hyaluronate cross-linking technology from The Cleveland Clinic Foundation designed to provide a development vehicle for possible new products for the existing medical segments, as well as potentially new market segments. To date, Lifecore has yet to identify potential commercial products or attract potential third party partners in developing the technology. ”

12. Commitments and Contingencies, page 82

3.
Comment: We note your response to comment 12 in our letter dated February 24, 2011.  Please revise your disclosure to include your assessment of the various legal actions’ impact to your cash flows in addition to your financial position and results of operations.  To the extent that it is probably or reasonably possible that your loss contingencies could have a material impact to your cash flows, please provide the disclosures required by ASC 450-20-50 for those loss contingencies in future filings.

Response:  The Company is currently not a party to any legal proceedings and therefore will disclose this fact in its Form 10-Q for the period ended February 27, 2011.  If in the future the Company becomes a party to a legal proceeding, the Company will disclose its assessment of the potential impact of the legal proceeding on its financial position, results of operations and cash flows.

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
April 5, 2011

Please call the undersigned at (650) 267-3677 if you have any questions.

Very truly yours,

/s/ Gregory S.Skinner

Gregory S. Skinner

ACKNOWLEDGEMENT

The undersigned, Gregory Skinner, hereby acknowledges on behalf of Landec Corporation, a Delaware corporation (the “Company”), that in connection with responding to the comments of the Securities and Exchange Commission (the “Commission”) dated March 15, 2011:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LANDEC CORPORATION

/s/ Gregory Skinner
Gregory Skinner, Chief Financial Officer

acknowledgement